Exhibit 21

Subsidiaries of the Registrant

NAME OF SUBSIDIARY	JURISDICTION OF ORGANIZATION/FORMATION	NAME UNDER WHICH IT DOES BUSINESS

SecureAlert Chile SpA	Republic of Chile	SecureAlert Chile SpA
SecureAlert Monitoring, Inc.	State of Utah	SecureAlert Monitoring, Inc.
International Surveillance Services Corp.	Puerto Rico	International Surveillance Services Corp.